Jennison Mid-Cap Growth Fund, Inc.

Gateway Center Three

100 Mulberry Street

Newark, New Jersey 07103

June 5, 2007

Via Edgar

Mr. Larry Greene

Securities and Exchange Commission

Division of Investment Management

100F Street, N.E.

Washington, D.C. 20549

Re:	Jennison Mid-Cap Growth Fund, Inc.
Registration Statement on Form N-14
File Nos. 333-142560 and 811-07811

Dear Mr. Greene:

On behalf of Jennison Mid-Cap Growth Fund, Inc. (the Registrant), set forth below are our proposed responses to telephonic comments received by Claudia DiGiacomo from you and Kevin Ruppert on May 31, 2007 and June 4, 2007. Such comments relate to the Registrant’s Registration Statement on Form N-14 (the N-14 Registration Statement), which was filed with the U.S. Securities and Exchange Commission (the Commission) on May 2, 2007 under Rule 488 under the Securities Act of 1933 (the 1933 Act). The N-14 Registration Statement will be used in connection with a special meeting of the shareholders of Jennison Technology Fund (the Target Fund), a series of Jennison Sector Funds, Inc., that will be held on August 9, 2007 and any adjournments thereof (the Meeting). At the Meeting, the Target Fund shareholders will be asked to vote to approve or disapprove the acquisition of the Target Fund by the Registrant (the Reorganization). Capitalized terms used herein and not otherwise defined herein shall have the meanings given to them in the N-14 Registration Statement.

For your convenience, your comments are presented in summary form below, in italics, and each comment is followed by our response.

General Comments

1.	Comment: Please make the appropriate Tandy representations.

Response: The Tandy representations are included at the end of this letter.

2.	Comment: Please transmit this letter to the staff as correspondence via EDGAR and not as part of the filing of the N-14 Registration Statement.

Response: This letter will be transmitted to the Commission staff separate from the N-14 Registration Statement filing.

3.	Comment: Please confirm that a supplement to the Target Fund’s prospectus relating to the Reorganization has been filed with the SEC.

Response: We hereby confirm that a supplement to the Target Fund’s prospectus relating to the Reorganization has been filed with the SEC.

4.	Comment: Please confirm that the Jennison Sector Funds, Inc. will have additional series after the Reorganization.

Response: We hereby confirm that the Jennison Sector Funds, Inc. will have at least one additional series after the Reorganization.

Prospectus/Proxy Statement

1.	Comment: Please supplementally explain the purpose of the language inside the box in the “Dear Shareholder letter.”

Response: The purpose of this language is to alert shareholders to the fact that they were already asked to vote on an identical merger proposal last year.

2.	Comment: In the fifth paragraph of the “Dear Shareholder letter”, please clarify that the Funds’ investment policies also differ with respect to the categories of securities in which each Fund invests.

Response: The disclosure has been revised as requested.

3.	Comment: (a) With respect to the “Comparison of Important Features—Borrowings and Pledging Assets” section, please confirm that the disclosure in the last sentence relating to illiquid securities is accurate. (b) With respect to the Funds holding more than 15% in illiquid securities, please confirm that the Funds will take the necessary steps to reduce such holdings so that they are in compliance with the 1940 Act.

Response: (a) We confirm that the disclosure is accurate. (b) We confirm that the Fund will take all necessary actions to ensure that it is in compliance with the 1940 Act.

4.	Comment: With respect to the “Comparison of Important Features—Risks of Investing in the Funds” section, please clarify the third sentence.

Response: The disclosure has been deleted from the Prospectus/Proxy Statement.

6.	Comment: With respect to the “Comparison of Important Features—Risks of Investing in the Funds” section, please clarify that the investment policies of the Funds are not substantially similar.

Response: The disclosure has been revised as requested.

7.	Comment: With respect to the “Comparison of Important Features—Shareholder Meetings” section, please include disclosure indicating that the Funds’ will comply with Section 16(c) of the 1940 Act

Response: The requested disclosure has been added to the Prospectus/Proxy Statement.

8.	Comment: With respect to the “Comparison of Important Features—Management of the Funds—Jennison Associates LLC” section, (a) please explain whether the team members mentions in the sixth paragraph are portfolio managers, and (b) make the reference to portfolio managers plural.

Response: (a) The team members are not portfolio managers because they are not responsible for the day to day management of the Funds. The tram members are providing support to the portfolio managers. But the portfolio managers named in the Proxy/Prospectus are the individuals responsible for the day to day management of the Funds.

(b) The requested disclosure has added to the Prospectus/Proxy Statement.

9.	Comment: With respect to the “Comparison of Important Features—Management of the Funds—Compensation,” please describe which index the benchmark is based on for the past years compensation determinations.

Response: The disclosure has been revised as requested.

10.	Comment: With respect to the “Comparison of Important Features—Valuation,” please revise the second to last paragraph to clarify that the newspapers report of funds’ NAVs are of the prior days price.

Response: The disclosure has been revised as requested.

11.	Comment: With respect to the “Comparison of Important Features—Portfolio Holdings,” please revise the disclosure relating to traditional external recipients and analytical providers as required by Section 11(f)(2).

Response: The Funds’ believe that the current disclosure is in compliance with requirements of Section 11(f)(2). The Funds are willing to review the disclosure based on the staff’s recommendations. Such review, however, cannot be completed in time for the distribution of the Proxy/Prospectus. The Funds undertake to review and revise the disclosure for future SEC filigns as the Funds determine is necessary.

13.	Comment: With respect to the “Comparison of Important Features—Purchases, Redemptions, Exchanges and Distributions,” please include disclosure relating to the Mid-Cap Fund’s dividend declaration policy.

Response: The disclosure has been revised as requested.

14.	Comment: In the “Fees and Expenses” section, please (a) include, if necessary, a line item relating to “Acquired Fund Fees and Expenses” and (b) confirm that 0.35% is accurate for Class X share’s Other Expenses.

Response: (a) The disclosure has been revised as requested. (b) We confirm that 0.35% is the accurate amount for the Other Expenses of Class X shares. The Other Expenses amount is the same across every share class of the Fund.

15.	Comment: Please confirm supplementally that the Investment Manager or any affiliate will not seek to recover any waivers disclosed in the Prospectus/Proxy Statement after the completion of the Reorganization.

Response: We hereby confirm that neither the Investment Manager nor any affiliate intends to seek to recover and fee waivers disclosed in the Prospectus/Proxy Statement after the completion of the Reorganization.

16.	Comment: In the “Miscellaneous—Independent Registered Public Accounting Firm” section, please incorporate the Target Fund’s financial statements into the prospectus contained in the Prospectus/Proxy Statement in addition to the Statement of Additional Information.

Response: The disclosure has been revised as requested.

Pro Forma Financial Statements

1.	Comment: Please revise footnote (b) to the Statement of Operations to state the following: “[a]ssumes savings on fund fees due to Jennison Technology Fund consolidation.” Additionally the adjustment column would only relate to the Jennison Technology merger.

Response: The disclosure has been revised as requested. Additionally a new footnote has been added to explain to shareholders the benefits derived from earlier mergers.

2.	Comment: In the pro forma financial statements disclosure relating to capital loss carryforwards, please add disclosure clarifying that the Funds’ aggregate total capital loss carryforwards may not all be available to the Registrant upon completion of the Reorganization.

Response: The disclosure has been revised as requested.

*        *        *

The Registrant acknowledges that (i) the Registrant is responsible for the adequacy and accuracy of the disclosure in the N-14 Registration Statement; (ii) Commission staff comments or changes to disclosure in the N-14 Registration Statement in response to Commission staff comments do not foreclose the Commission from taking any action with respect to the N-14 Registration Statement; and (iii) the Registrant may not assert Commission staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions, please do not hesitate to call me at 973-802-5032.

Very truly yours,

/s/ Claudia DiGiacomo
Claudia DiGiacomo